

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2011

Via Facsimile
Mr. Robert L. G. Watson
President and Principal Executive Officer
Abraxas Petroleum Corporation
18803 Meisner Drive
San Antonio, TX 78258

  Re: Abraxas Petroleum Corporation
    Form 10-K for Fiscal Year Ended December 31, 2010
    Filed March 16, 2011
    File No. 1-16071

Dear Mr. Watson:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Risk Factors, page 16

We do not plan to insure against all operational risks…, page 20

1. We note your disclosure on page 14 relating to your use of hydraulic fracturing and the injection of fluids in connection therewith. We further note your disclosure in the above-captioned risk factor regarding risks that can cause substantial losses and the risk factor at page 27 captioned, "Our operations are subject to the numerous risks of oil and gas drilling and production activities" regarding your operational risks. If material, please revise one or both of these risk factors to address specifically the operational and financial risks associated with hydraulic fracturing, such as the underground migration

and the surface spillage or mishandling of fracturing fluids, including chemical additives.

Properties, page 29

Proved Undeveloped Reserves, page 32

2.   We note your disclosure at the bottom of page 32 that "[d]uring 2010, 214 Mboe of proved undeveloped reserves were converted to proved producing reserves." Elsewhere, such as at page 46, you disclose that you had capital expenditures during 2010 of $36.2 million. Please discuss in greater detail the investments and progress made during 2010 to convert proved undeveloped reserves to proved developed reserves, including, but not limited to, capital expenditures. See Item 1203(c) of Regulation S-K.

3.   We note also note your disclosure that "[d]uring 2010, 1,317 Mboe were removed from proved undeveloped reserves, principally in the onshore Gulf Coast region." Please disclose why this amount was removed from your proved undeveloped reserves.

Oil and Gas Production, Sales Prices and Production Costs, page 34

4.   Item 1204 of Regulation S-K requires that you disclose production, production prices and production costs for each country and field that contains 15% or more of your total proved reserves. Please provide this information by field, or tell us why the geographic break-down is not applicable.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Please contact Sirimal Mukerjee at (202) 551-3340 or Alexandra M. Ledbetter at (202) 551-3317 with any questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director